UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number 333-224459

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seadrill Limited (SDRL) – Agreement with Stakeholders to raise $350 million and reduce liabilities by approximately $5 billion

Hamilton, Bermuda | July 24, 2021 – Seadrill Limited (“Seadrill” or the “Company”) (OSE:SDRL, OTCPK:SDRLF) is pleased to announce that today the Company has entered into a plan support agreement (the “PSA”) with certain of the Company’s senior secured lenders holding approximately 57.8% of the Company’s senior secured loans (the “Consenting Lenders”) as well as a backstop commitment letter entered into with certain of the Consenting Lenders. The agreements contemplate a plan of reorganization (the “Plan”) that will raise $350 million in new financing and reduce the Company’s liabilities by over $4.9 billion.

The Plan provides a clear pathway for Seadrill to restructure its balance sheet with the support of the majority of its senior secured lenders. Certain of the Consenting Lenders have also agreed to backstop a first lien exit facility totaling $300 million. The lenders participating in (and backstopping) the new-money facility will collectively receive 16.75% of new equity in the newly constituted Seadrill, subject to dilution. Under the Plan, the senior secured lenders will also exchange $5.6 billion of existing debt for $750 million of second-lien, takeback debt and 83% of the new equity, subject to dilution. Hemen Holding Ltd., currently the Company’s largest shareholder, has also committed to fund a $50 million new-money unsecured bond to be issued under the Plan, which is convertible into 5% of the new equity under specified circumstances.

Specified trade claims will be paid in full in cash and other general unsecured claims will receive their pro rata share of $250,000 in cash. Existing shareholders will receive 0.25% of the new equity, subject to dilution, if all voting classes of creditors accept the Plan, and otherwise will not receive any recovery. Consummation of the Plan is subject to a number of customary terms and conditions, including court approval.

Stuart Jackson, CEO commented: “We are pleased to announce that we have reached a consensual deal with a large element of Seadrill’s secured lenders that will pave the way for a significant balance sheet deleveraging. It has taken time to reach the right outcome but throughout the process we have maintained strong support from our creditors and we look forward to maintaining that as they become our shareholders as well as our lenders.

I would also like to thank our employees, our customers and our suppliers for maintaining their focus on safe, efficient operations throughout this time. We should not lose sight of the fact that we collectively provide vital services in difficult circumstances on a daily basis. This dedication, coupled with our restructured balance sheet, will allow Seadrill to emerge from Chapter 11 as a stronger company and play its part in the necessary industry consolidation.”

The Company filed the Plan, an accompanying disclosure statement, and related documents in the United States Bankruptcy Court for the Southern District of Texas today and will proceed expeditiously to obtain Bankruptcy Court approval of the same. The PSA includes a milestone for Bankruptcy Court approval of the Plan by November 5, 2021.

Copies of the Plan, the PSA, and the backstop commitment letter, as well as other information regarding the Company’s chapter 11 cases, are available at the following website: https://cases.primeclerk.com/SeadrillLimited/.

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations across the globe. Seadrill’s high quality, technologically advanced fleet spans all asset classes allowing its experienced crews to conduct its operations from shallow to ultra-deep-water environments. The Company operates 24 rigs, which includes drillships, jack-ups and semi-submersibles.

Seadrill is listed on the Oslo Børs and OTC Pink markets. For more information, visit https://www.seadrill.com/.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:

Media questions should be directed to:

Iain Cracknell

Director of Communications

+44 (0)7765 221 812

Analyst questions should be directed to:

Hawthorn Advisors

seadrill@hawthornadvisors.com

+44 (0)203 7454960

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: July 26, 2021	By:	/s/ Stuart Jackson
Name: Stuart Jackson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)